

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2013

<u>Via E-mail</u>
Surjeet Singh
President
Bally, Corp.
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128

>   **Re: Bally, Corp.**
>   **Registration Statement on Form S-1**
>   **Filed November 18, 2013**
>   **File No. 333-192387**

Dear Mr. Singh:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Securities Act Rule 419 applies to a company issuing penny stock that is a development stage company with no specific business plan or purpose, or whose business plan is to engage in a merger or acquisition with an unidentified company or companies. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." Refer to Rule 419 and Securities Act Release No. 6932 (Apr. 28, 1992). Your disclosure indicates the following:

   - You are a development stage company with no revenues;

- You have received a going concern opinion from your auditor;

- You issue penny stock;

- You have nominal assets consisting only of cash; and

- You anticipate that you will need substantial additional funding to develop your business, and there appear to be no efforts or current plans for obtaining this funding.

  These facts suggest that you are a blank check company and that the terms of your offering should comply with Rule 419. Please revise your registration statement accordingly, or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.

2. We note that Mr. Singh is your sole officer and director. However, throughout the registration statement, you often refer to such officer and director in plural form and with plural pronouns. Similarly, on page 34 you refer to your "two officers and directors." Please revise the registration statement to only refer to your sole officer and director.

Prospectus Cover Page, page 1

3. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Summary of Prospectus, page 3

General Information About Our Company, page 3

4. Please revise your disclosure in the fourth paragraph to state that you estimate rather than "feel" that if you raised 50% of the offering proceeds, that amount would be sufficient to cover professional fees and minimal business development for the next 12 months. Since it appears that if you raised less than 50% of the offering proceeds, you would be unable to implement your business in any material way, please revise the last sentence of this paragraph to clarify this fact.

<u>Risk Factors, page 6</u>

<u>Risks Associated with Bally, Corp., page 6</u>

<u>We are exposed to market risk from changes in foreign currency . . . , page 7</u>

5.   Please explain the intended meaning of the term "customer pricing" as it relates to your business and how you would implement this strategy.

<u>Problems with product quality or product performance . . . , page 8</u>

6.   Here or in an appropriate section of the filing, please identify the "other Asian markets" from which you source or intend to source your products.

<u>Risks Associated with This Offering, page 10</u>

<u>If we do not file a Registration Statement on Form 8-A . . . , page 10</u>

7.   Please revise the first two sentences of this risk factor to accurately describe the reporting requirements of Section 15(d) of the Exchange Act, which would extend beyond January 31, 2014. In addition, given that your fiscal year ends on September 30 (refer to disclosure at the end of page three), please correct your reference to the filing of the Form 10-K for the fiscal year in which the registration statement becomes effective.

8.   Please revise your disclosure to state that the filing of the Form 8-A will require your 5%, rather than 10% stockholders to submit reports on their stock ownership and stock trading activity. Refer to Exchange Act Sections 13(d) and 13(g) and Exchange Act Rule 13d-1.

9.   At the end of the paragraph, please revise your disclosure to state that you are not required to register under Section 12(g) *unless* you have 2,000 shareholders *or* 500 unaccredited shareholders. Refer to Title V of the JOBS Act and Exchange Act Section 12(g)(1)(A). In addition, please revise the reference to January 31, 2014 since Section 12(g) registration requirement is triggered if an issuer meets the conditions specified in Section 12(g)(1)(A) within 120 days after the last day of the fiscal year.

<u>The shares offered by the Company through this offering will be sold . . . , page 11</u>

10.   At the top of page 12, you define a "best-efforts" basis to mean that you intend to sell the shares through your sole officer and director rather than engaging the services of an underwriter. Please revise this statement to clarify that in a self-underwritten, "best-efforts" offering, your sole officer and director will use his best efforts to sell the shares to the public.

If our registration statement is declared effective . . . , page 12

11.   Please revise this risk factor to add that failure to comply with Section 15(d) reporting obligations may give rise to liability, including liabilities under Section 10(b) and Rule 10b-5 of the Exchange Act.

Use of Proceeds, page 16

12.   On page 17, you state that there is no assurance you will be able to raise the entire $75,000 in this offering. In addition, on pages 22 and 29, you refer to the $75,000 sought in this offering. Please revise these references as you are only seeking to raise $60,000 in this offering.

13.   Please revise your tabular presentation to include a column assuming that 75% of the offering is sold, and include related narrative disclosure.

14.   You state that you do not intend to pay the offering expenses from the proceeds of the offering. Please clarify what "Professional Fees" you will be incurring and how they are different from the offering expenses.

15.   We note that you allocate to working capital over 25% of the offering proceeds. Please disclose how you will use the working capital considering that you appear to have accounted for the business expenses necessary to implementing your business plan.

16.   Please disclose the period of time you believe you will be able to sustain your business if 50% of the offering is sold.

Plan of Distribution, page 18

Terms of the Offering, page 19

17.   Please revise the second paragraph to state that the offering will begin after the registration statement has been declared effective. As currently written, disclosure implies that the registration statement has already been declared effective and the offering has commenced.

18.   Please elaborate on the manner in which the securities will be offered by Mr. Singh, your sole officer and director. For example, how will Mr. Singh identify those who might have an interest in purchasing shares? Provide us copies of any materials that Mr. Singh intends to use to solicit investors.

19.   Please revise your disclosure to address how you intend to comply with the applicable requirements of Regulation M as they apply to this offering. For guidance, you may wish to refer to Staff Legal Bulletin No. 9 of the Division of Market Regulation, available on the Commission's website.

Information with Respect to the Registrant, page 21

Plan of Operations, page 22

20.   Refer to your disclosure at the top of page 23. Please tell us why you expect to complete the offering in four months and whether you expect to sell 100% of the offered shares in this four month period. In addition, please tell us how you expect to have the website fully complete and operational in two languages by the time the offering is completed if you are dependent on the offering proceeds to develop the website. Finally, please reconcile this statement with your statement in the second full paragraph on page 23 that appears to suggest website development will take approximately four months to complete after completion of the offering.

Talent Sources and Names of Principal Suppliers, page 23

21.   Please provide a brief summary of the material terms of the agreement with your Chinese supplier. To the extent that there are no minimum purchase requirements under the contract, please disclose this fact. In addition, here or in an appropriate section of the filing, disclose how the products will be shipped, where they will be warehoused, how the customer orders will be fulfilled, and what the payment terms will be. In this regard, we note your "our business is subject to risks associated with sourcing . . ." risk factor on page 7 where you discuss locating alternative ports or warehousing providers.

22.   Please expand your disclosure regarding your plans to source new products also from "other parts of Asia, and Europe" by identifying the parts of Asia and the European countries from where you plan to source your products. Briefly disclose what the current market demand for your products is. In addition, please provide supporting market data to help investors understand your revenue generating model based on the product prices you are paying or intend to pay to your suppliers and the current retail price for these products.

Governmental Controls, Approval and Licensing Requirements, page 24

23.   With a view towards disclosure, please tell us the anticipated costs related to duties, tariffs, or other restrictions on imports for your products and whether you have included such costs in your plan of operation for the next 12 months.

Reports to Security Holders, page 24

24.   Please revise the first sentence to state that pursuant to the reporting obligations of
        Section 15(d), you will file the required periodic reports, including an annual report for
        the fiscal year during which the registration statement was declared effective. Such
        reporting obligations are not voluntary.

Number of Employees, page 24

25.   You state that your sole officer and director "intends to do whatever work is necessary"
        to bring you to the point of earning revenues. Please clarify what you mean by "whatever
        work is necessary." In this regard, we note your sole officer and director intends to spend
        8-20 hours per week working for the company, and while he has informally agreed to
        lend funds, you indicate that he has no commitment or contractual obligation to do so.

Description of Property, page 25

26.   We note that your sole officer and director's home serves as your primary office. Please
        disclose here the general location of this primary office.

Management's Discussion and Analysis . . . , page 27

Limited Operating History; Need for Additional Capital, page 28

27.   In the third paragraph, you state that there are no verbal or written agreements for your
        sole officer and director to provide financial contributions to the company. Please
        reconcile this statement with your statement in the penultimate paragraph on page 28 that
        your officer has entered into a verbal agreement with the company to advance funds as
        needed until the public offering is completed or has failed.   Please also note that if the
        company is party to an oral contract that would be required to be filed as an exhibit under
        Item 601(b)(10) of Regulation S-K if it were written, the company should provide a
        written description of the contract similar to that required for oral contracts or
        arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance, you may wish
        to refer to Question 146.04 in the Regulation S-K section of our Compliance and
        Disclosure Interpretations, available on the Commission's website.

Liquidity and Capital Resources, page 28

28.   Please revise your disclosure to provide a discussion of your operating cash requirements
        for the next twelve months and the minimum amount of offering proceeds required to
        implement your business plan. If true, please disclose that you currently have no other
        plans, arrangements, or commitments to raise any funds.

Executive Compensation, page 32

29.   In the first paragraph after the summary compensation table, you state that your sole officer and director is being compensated for his services during the development stage of your business operations. If accurate, please insert "not" before "being compensated" as your disclosure in the next paragraph, among other disclosures, indicates that you are not paying compensation to your sole officer and director. Otherwise, please reconcile your disclosures.

Certain Relationships and Related Transactions, page 33

Shareholder loan, page 34

30.   Please revise your disclosure to clarify whether the loan became due on September 30, 2013, or otherwise disclose the maturity date of the loan.

Director Independence, page 34

31.   Your reference to Item 7(d)(3)(iv) of Schedule 14A is unclear. Please revise your disclosure to state that you have no independent directors. For guidance, refer to Item 407(a) of Regulation S-K.

Notes to the Audited Financial Statements

Note 7 – Subsequent Events, page 45

32.   Please revise your filing to disclose the specific date through which subsequent events have been evaluated. Please refer to ASC Topic 855-10-50-1.

Undertakings, page 47

33.   Please remove the undertaking set forth in paragraph (4)(v) on page 48 as it does not comply with the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 10.1

34.   Please file Exhibit 10.1 in its entirety. In this regard, we note the filed exhibit states that a description of goods is outlined in an attached quotation sheet. However, the exhibit as filed does not include the quotation sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Thomas E. Stepp Jr. (*via e-mail*)
        Stepp Law Corporation